Exhibit 12.1(B)

The Connecticut Light and Power Company

Ratio of Earnings to Fixed Charges

(In thousands)

Earnings, as defined:	2006	2005	2004	2003	2002	2001

Net income	$200,007	$94,845	$88,016	$68,908	$85,612	$109,803
Income tax (benefit)/expense	(43,961)	32,174	45,539	18,135	60,333	84,901
Equity in losses/(earnings) of regional nuclear generating and transmission companies	854	(1,153)	(568)	(1,776)	(5,982)	(1,128)
Dividends received from regional equity investees	1,407	412	2,577	6,359	7,568	4,844
Fixed charges, as below	127,897	129,088	118,843	118,655	128,724	129,270
Interest capitalized (not including AFUDC)	—	—	—	—	—	—
Total earnings, as defined	$286,204	$255,366	$254,407	$210,281	$276,255	$327,690

Fixed charges, as defined:

Interest on long-term debt	$64,873	$59,019	$43,308	$39,815	$41,332	$56,527
Interest on rate reduction bonds	46,692	55,796	63,667	70,284	75,705	60,644
Other interest	6,281	5,220	3,072	508	3,925	3,958
Rental interest factor	7,467	6,567	6,700	5,967	5,533	5,767
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,584	2,486	2,096	2,081	2,229	2,374
Interest capitalized (not including AFUDC)	—	—	—	—	—	—
Total fixed charges, as defined	$127,897	$129,088	$118,843	$118,655	$128,724	$129,270

Ratio of Earnings to Fixed Charges	2.24	1.98	2.14	1.77	2.15	2.53